Exhibit 99.3

VOTING AND SUPPORT AGREEMENT

March 13, 2021

Rogers Communications Inc.

333 Bloor Street East

10th Floor

Toronto, Ontario M4W 1G9

Dear Sirs/Madams:

Re:	Voting and Support Agreement

The undersigned understands that Rogers Communications Inc. (the “Purchaser”), and Shaw Communications Inc. (the “Company”) wish to enter into an arrangement agreement dated as of the date hereof (the “Arrangement Agreement”) contemplating an arrangement (the “Arrangement”) of the Company under Section 193 of the Business Corporations Act (Alberta), the result of which shall be the acquisition by the Purchaser of all the outstanding Class A Shares and Class B Shares (together, the “Shares”) of the Company.

All capitalized terms used but not otherwise defined herein shall have the respective meaning ascribed to them in the Arrangement Agreement.

The undersigned hereby agrees, in his or her capacity as securityholder and not in his or her capacity as an officer or director of the Company, from the date hereof until the earlier of (i) the Effective Time, (ii) the date the Purchaser, without consent of the undersigned, decreases the consideration payable per Share pursuant to the Arrangement or otherwise varies the terms of the Arrangement Agreement in a manner that is materially adverse to the undersigned; (iii) the date the Arrangement Agreement is terminated in accordance with its terms, and (iv) the Outside Date

(the “Termination Date”):

(a)

to vote or to cause to be voted its Shares and any other voting securities owned (beneficially or otherwise) by the undersigned as of the record date for the Company Meeting (the “Subject Securities”) (i) in favour of the Arrangement and any other matter necessary for the completion of the Arrangement (including in favour of all such matters recommended by the board of directors of the Company), and (ii) against any matters that could reasonably be expected to materially impede, delay, prevent, interfere with, frustrate or discourage the successful completion of the Arrangement;

(b)

no later than ten days prior to the deadline for the delivery of proxies in respect of the Company Meeting, to deliver or to cause to be delivered to the Company or its transfer agent, in accordance with the instructions to be set out in the Company Circular, duly executed proxies or voting instruction forms, as the case may be, voting in favour of the Arrangement, such proxy or voting instruction forms not to be revoked or withdrawn without the prior written consent of the Purchaser;

(c)

except as contemplated by the Arrangement Agreement or upon the settlement of awards or other securities of the Company or the exercise of other rights to purchase Shares, including any purchases of Shares under any of the Company Equity Awards, not to, directly or indirectly (i) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber (each, a “Transfer”), or enter into any agreement, option or other arrangement (including any profit sharing arrangement, forward sale or other monetization arrangement) with respect to the Transfer of any of its Subject Securities to any Person, other than pursuant to the Arrangement Agreement; or (ii) agree to take any actions described in the foregoing clause (i); provided, however, that the restrictions in in this clause (c) shall not apply, and shall be of no further force and effect, following the date of the Company Meeting if the Required Shareholder Approval is obtained on such date;

(d)

not to exercise any rights of appraisal or dissent in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement considered at the Company Meeting in connection therewith; and

(e)

except as required pursuant to this letter agreement (including to give effect to clause (a) above), not to grant or agree to grant any proxy or other right to vote the Subject Securities or enter into any voting trust or pooling agreement or arrangement in respect of the Subject Securities or enter into or subject any of the Subject Securities to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting or tendering thereof or revoke any proxy granted pursuant to this letter agreement.

Notwithstanding any provision of this letter agreement to the contrary, the Purchaser hereby agrees and acknowledges that the undersigned is executing this letter agreement and is bound hereunder solely in his or her capacity as a securityholder of the Company. Without limiting the provisions of the Arrangement Agreement, nothing contained in this letter agreement shall limit or affect in any way any actions the undersigned may take in his or her capacity as a director or officer of the Company or limit or restrict in any way the exercise of his or her fiduciary duties as director or officer of the Company.

The undersigned hereby represents and warrants that (a) this letter agreement has been duly executed and delivered and is a valid and binding agreement, enforceable against the undersigned in accordance with its terms, and the performance by the undersigned of its obligations hereunder will not constitute a violation or breach of or default under, or conflict with, any contract, commitment, agreement, understanding or arrangement of any kind to which the undersigned will be a party and by which the undersigned will be bound at the time of such performance, and (b) he or she has been afforded the opportunity to obtain independent legal advice and confirms by the execution of this letter agreement that he or she has either done so or waived his or her right to do so in connection with the entering into of this letter agreement, and that any failure on the undersigned’s part to seek independent legal advice shall not affect (and the undersigned shall not assert that it affects) the validity, enforceability or effect of this letter agreement or the Arrangement Agreement.

This letter agreement shall terminate and be of no further force and effect upon the Termination Date.

This letter agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein, and the parties hereto irrevocably attorn to the jurisdiction of the Alberta courts situated in the City of Calgary and waive objection to the venue of any proceeding in such court or that such court provides an inconvenient forum. This letter agreement may be executed in any number of counterparts (including counterparts by facsimile or electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument.

This letter agreement may only be amended, supplemented or otherwise modified by written agreement signed by the parties thereto.

If the foregoing is in accordance with the Purchaser’s understanding and is agreed to by the Purchaser, please signify the Purchaser’s acceptance by the execution of the enclosed copies of this letter agreement where indicated below by an authorized signatory of the Purchaser and return the same to the undersigned, upon which this letter agreement as so accepted shall constitute an agreement among the Purchaser and the undersigned.

The parties expressly acknowledge that they have requested that this letter agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente lettre entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

[Remainder of page left intentionally blank. Signature page follows.]

Yours truly,

By:
(Signature)

(Print Name)

(Place of Residency)

(Name and Title)

Address:

Accepted and agreed on this ____ day of ______________, 2021.

ROGERS COMMUNICATIONS INC.

By:
Name:
Title:

[Signature Page – Voting and Support Agreement]